02 MAR 15 AM 8:14

Morgan

The Morgan Crucible Company plc

12th March 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

02015904

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dw 3/19

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Preliminary Announcement 2001
Released	07:01 12 Mar 2002
RNS Number	7819S

THE MORGAN CRUCIBLE COMPANY plc
PRELIMINARY ANNOUNCEMENT 2001

		2001	2000
Group Turnover	£m	1024.5	1051.1
Operating Profit *	£m	64.3	104.4
Pre-Tax Profit *	£m	45.1	88.2
Underlying EPS *	pence	13.0p	25.0p

*Before goodwill amortisation of £7.7 million (2000 : £5.8 million) and corporate exceptional items of £17.6 million loss (2000 : £10.2 million profit).

- Pre-Tax Profit* of £45.1 million (2000 : £88.2 million).
- Net borrowings at £276.1 million (2000 : £220.0 million) reduced by £20.1 million compared to the position at the half-year.
- Positive free cash flow generated in the second half was £19.7 million.
- Approximately £70.0 million to be incurred over the next three years, of which approximately £40.0 million will be cash, in reducing the Group's operating cost base by an estimated £30.0 million per annum from 2004.

Commenting on the results, Ian Norris, Group Chief Executive, said:

"Morgan held sales volume in the first half and maintained organic growth, although with pressure on margins. Increased sales to Europe and Asia offset the severe downturn in the USA.

As mid-year brought the first indications of a weakening global market, Morgan increased its focus on cash generation. Despite the major downturn of markets post-September 11th, we produced a positive free cash flow of approximately £20 million in the second half with an increasingly strong performance in the last three months. While our numbers have generally stabilised, we continue to view the immediate future with caution. Nevertheless, we are confident in our ability to return to profitable organic growth as global markets recover."

Enquiries:

Ian Norris, Group Chief Executive	020 7404 5959 (on 12.03.02)
David Davies, Finance Director	01753 837000 (thereafter)
Locksley Ryan, Harry Chathli at Brunswick	020 7404 5959

PRELIMINARY STATEMENT 2001

Trading Summary

2001 was undoubtedly one of the most challenging years for manufacturing industry. It commenced with a major downturn in the US automotive industry and continued through the first half with a progressively weakening American

economy. Mid-year results for Morgan demonstrated year-on-year volume growth and some organic growth despite the severity of the US downturn.

During the summer order input fell further than was usual and was a sufficiently early indicator to move the Morgan team tactically from growth to an increased focus on cash generation. This we announced in our interim statement in early September.

The events of September 11th led to a collapse of orders for both September and October and we issued a trading statement before the end of October. Profit performance for the year was in line with that statement and the cash position better than anticipated.

The second half saw the US downturn extend quickly into Europe with a knock-on effect within Asia. For the first time in our records we saw every market sector fall simultaneously in the autumn. Under these extreme and unique circumstances even Morgan's broad market and geographical spread, which normally act as a buffer to economic cycles, could only mitigate the downturn.

The cash generation in the second half was good with a positive free cash flow of nearly £20.0 million against the most difficult circumstances and an increasingly strong performance in the last three months of the year. During this time, a number of plants were closed temporarily and short-time working introduced which had a disproportionate effect on profit, but the team's cash goal was achieved.

The adverse effect of the rapid decline of orders on operating margins in the second half was significant, in particular at our magnetics operations where we were only part way through our post-acquisition programme to reduce the break-even point.

Fortunately the Group has been working progressively over recent years to reduce its operating cost base and to streamline its operations. It became clear that the pace of this work needed to be accelerated to further lower operational gearing and remove fixed costs. To this end the Group will incur approximately £70.0 million during 2002 to 2004, of which approximately £40.0 million will be cash, in a radical restructuring of certain of its operations. This will involve plant closures, rationalisations, a reduction in employee numbers of approximately 1,000 (as previously announced) together with a further 1,000 jobs being relocated to the Far East. When fully implemented, these changes will reduce the Group's operating cost base by around £30.0 million per annum from 2004.

The management structure has been sharpened to meet these challenges, with one of our most experienced Directors, Nigel Howard, taking control of the effective implementation of the rationalisation programmes and, with the considerable growth opportunities now available across our product portfolio, Bill Macfarlane will lead our growth drive as director of Group Market Development. As has been announced Nigel Young will be joining the Board as Finance Director on 8th April 2002. The divisional structure of the group is being discontinued and the Global Presidents will become directly responsible to the Chief Executive, assisted by a Director of Operations to be appointed shortly.

Despite the difficult trading background, Morgan has continued to invest in a number of initiatives which we are confident will deliver substantial benefits for the future. We are establishing a new facility in California to support our semiconductor capital equipment market. Our continuing investment in developing systems for the fuel cell market has produced new proprietary material and process technologies that open new commercial opportunities. Our work in developing multi-layer piezo ceramic actuators has also continued with the commissioning of a modern production facility in Eindhoven, Holland. Our world-leading superconductor business also continues to show rapid profitable growth in Hanau, Germany.

With a substantially reduced cost base, a number of new technical initiatives approaching commercialisation and a return to more normal levels of activity in our markets, the Group is very well positioned to return to profitable growth in the future.

Electrical Carbon

Turnover within Electrical Carbon increased to £210.0 million (2000 : £197.9 million) although sales declined organically by 5.7%. Operating profit before goodwill amortisation amounted to £17.0 million (2000 : £25.3 million) yielding an operating margin of 8.1% overall.

The Industrial Traction business achieved many of its market share growth objectives despite difficult markets. Significant gains were made at European railways and leading industrial accounts. The USA continued its technical quality and service leadership position in rail traction and our market share also improved in industrial and traction accounts in Asia for both brush and electrical collector systems. Our portable diagnostic systems continue to win acceptance from new and existing customers and demonstrates our commitment to the highest level of applications engineering support around the world.

Overall the automotive and consumer market volume fall in 2001 was substantial, but our Automotive and Consumer business had a comparatively encouraging year. There was a sound increase in programmes using our innovative solutions approach combining magnetics, brush and commutator components and we received approval for a number of new automotive and consumer product programmes for 2002. Our newly acquired design and sub-systems integration capability allows us a combined product portfolio of copper and carbon commutators, high-energy magnetics, carbon brushes and sub-systems providing our customers with a capability unparalleled in the industry. The new commutator manufacturing facility in China was successfully commissioned in 2001 providing our customers with a truly global source for our products.

Magnetics

The Group's Magnetics business produced sales of £215.1 million (2000 : £241.0 million) and operating profit before goodwill amortisation of £5.8 million (2000 : £23.4 million). Margins at this level fell from 9.7% last year to 2.7% in 2001. Sales on a comparable basis with last year fell by 13.4%.

The business was in its first year of a four year post-acquisition cost reduction programme. Without the full benefits of this programme, the rapid decline in volume immediately affected margins. While there was a considerable reduction in demand through the year for our magnetic materials in automotive, hard disc drive, computer and telecommunications markets, demand for superconductors increased over 50% in the year. These products are used in Magnetic Resonance Imaging equipment (MRI) for medical diagnostic applications. We continued to invest in the future by installing a high volume vacuum-melting furnace at our Hanau facility. It has doubled our capability to produce high-energy permanent and soft magnetic materials with state of the art precision controls.

Engineered Carbon

Engineered Carbon turnover increased slightly to £127.3 million (2000 : £124.9 million). Operating profit before goodwill amortisation amounted to £8.4 million (2000 : £15.8 million). Operating margins on the same basis were 6.6% (2000 : 12.7%).

Our products in the chemical processing and gas sealing markets continued to show leadership in the USA and there was encouraging growth in Europe and Asia for our proprietary silicon carbide and polymer composite materials. Market share was maintained in markets clearly affected by the economic conditions.

Our Speciality Graphite group has made substantial advances in the development of our many pipeline products for the future such as "Electro-Etched" ® bipolar plates for fuel cells, lithium battery powders, nanometric carbon fibres and new high purity graphite materials for use in the production of semi-conductors, solar panels and fibre optic cables.

Within our Coatings business, good sales levels in the European and USA aerospace industry and the USA industrial sectors could not offset a very poor performance in the USA automotive and semi-conductor markets. The Group continues to expand its operations in Continental Europe and during the year established a facility at Morgan's existing site in Ahrweiler, Germany to serve growth in the European aerospace, industrial and automotive markets.

Technical Ceramics

Turnover increased to £153.8 million (2000 : £139.8 million). Sales, organically, grew by 0.8% for the year as a whole. Operating profit before goodwill amortisation was £12.5 million (2000 : £13.2 million) yielding an operating margin of 8.1% against 9.4% in the previous year.

Our Advanced Ceramics business experienced significant reductions in activity from the semi-conductor capital equipment and telecommunications markets throughout the year. Development activity was maintained and our increased product offering, further enhanced by the acquisition of Performance Materials Inc. in January, means that this business is extremely well positioned to take advantage of the recovery in these markets. The programme to consolidate the advanced ceramics facilities in California onto an expanded modern site close to our key customers was well advanced by the end of the year. Sales of components into the medical and defence sectors continued to grow steadily.

Despite extremely difficult market conditions our Electro Ceramics business continued to achieve organic sales growth. Profits increased despite high levels of development expenditure. Sales of piezo ceramics into the automotive market for parking sensors and into the defence market for sonar applications showed strong growth in the year, and will continue to offer good growth potential in the future as the number of "smart device" applications increase.

The development programme to produce multi-layer actuators was significantly increased during the year. Clean room facilities were established in both Holland and the USA and the future potential for these products will make a significant contribution to Morgan's growth.

Insulating Ceramics

Turnover declined slightly to £314.9 million (2000 : £317.2 million). Operating profit before goodwill amortisation was £20.9 million (2000 : £24.8 million), giving an operating margin on this basis of 6.6% against 7.8% the year before. Turnover, on a comparable basis to last year, fell by 2.5%.

The slowdown in demand from the US automotive industry reduced crucible sales by nearly 5% in the year but profits and margins improved as the completion of the substantial European restructuring began to show the anticipated benefits.

Thermal Ceramics' sales increased slightly on 2000 with improved demand from the petrochemical and power generation industries. This was offset by a significant weakening in demand for dense refractories from the steel sector. Our exposure to this sector was reduced when, in line with the previously indicated strategy to withdraw from traditional dense refractories, an agreement was reached in December for the phased sale of 100% of our Australian dense refractory operations to Shinagawa Refractories of Japan. Under this agreement, Shinagawa now own 51% and will acquire the balance over the next five years.

Further rationalisation of the Thermal Ceramics cost base in the UK is well advanced and as part of this process the Neston site in the UK was sold in December and will be vacated by the end of March 2002.

Acquisitions and Disposals

The Group completed three acquisitions during the year, all of which took place in the first half of the year. Total cash expended, and loans acquired, on acquisitions, including deferred consideration paid for previous acquisitions, amounted to £46.6 million (2000 : £9.3 million). Acquisitions contributed £33.7 million (2000 : £1.0 million) to turnover and £0.7 million (2000 : £0.2 million loss) to operating profit before goodwill amortisation.

Disposals generated a cash outflow of £3.8 million (2000 : £63.4 million inflow) during the period. During the year, discontinued businesses contributed £3.4 million (2000 : £30.3 million) to turnover and a loss of £0.3 million (2000 : £1.9 million gain) to operating profit before goodwill amortisation.

Financial Review

Group turnover amounted to £1024.5 million (2000 : £1051.1 million) representing a decline of 2.5%. After adjustment for movements in foreign exchange rates, acquisitions and disposals, turnover declined organically by 5.7%. This decline occurred in the second half of the year, the first half having shown positive organic growth over last year, albeit marginal. Turnover in the second half was lower than the same period last year, on a comparable basis, by 11.8%. Operating profit before goodwill amortisation was £64.3 million (2000 : £104.4 million). Operating margins on this basis were 6.3% (2000 : 9.9%).

Goodwill amortisation amounted to £7.7 million (2000 : £5.8 million), an increase of £1.9 million arising from acquisitions completed in the first half of the year. Corporate exceptional items were a loss of £17.6 million compared to a gain last year of £10.2 million.

Net finance charges were £19.2 million (2000 : £16.2 million) reflecting the higher level of net borrowings during the year. Pre-tax profits before goodwill amortisation and corporate exceptional items amounted to £45.1 million (2000 : £88.2 million).

The charge for taxation amounted to £12.5 million (2000 : £30.5 million). This represents a tax rate of approximately 28.0% of pre-tax profits before goodwill amortisation and corporate exceptional items.

Net cash inflow from operating activities was £109.4 million (2000 : £114.8 million), a reduction of £5.4 million compared to last year. The reduction in operating profit before goodwill amortisation for the same period was £40.1 million. Improvements in working capital largely mitigated the impact of this reduction in profits. Stocks were reduced by £6.7 million (2000 : £18.6 million increase), whilst debtors fell by £22.5 million (2000 : £26.5 million increase). The slow down in trading during the year led to a reduction of £33.5 million in creditors (2000 : £18.7 million increase).

Net cash outflow from capital expenditure and financial investments was £49.3 million (2000 : £74.1 million), an improvement of £24.8 million. After unchanged dividend payments of £39.0 million there was a free cash outflow in 2001 of £7.4 million (2000 : £21.6 million). At the half-year there had been a free cash outflow in 2001 of £27.1 million (2000 : £18.4 million). The strong focus on cash management produced clear benefits in the second half, with an improvement to free cash flow of nearly £20.0 million by the end of the year.

The net cash outflow from acquisitions and disposals was £49.7 million compared to an inflow of £54.1 million in 2000. Closing net borrowings were £276.1 million (2000 : £220.0 million). The Group finished the year with unutilised borrowing facilities of £99.8 million as well as cash in hand of £72.7 million.

Underlying earnings per share before goodwill amortisation were 13.0 pence (2000 : 25.0 pence). Basic earnings per share on the same basis were 5.0 pence (2000 : 27.6 pence) including a net contribution of a loss of 8.0 pence (2000: gain

of 2.6 pence) from corporate exceptional items.

The Company has implemented the transitional arrangements under FRS 17 (Retirement Benefits). Had the standard been fully implemented during 2001, a charge against reserves of £17.4 million would have been made to reflect the net unrecognised pension liability. A further charge to reserves of £23.8 million would also have been necessary to unwind the SSAP 24 pension prepayment.

These adjustments to reserves are based on a snapshot valuation at the end of a year in which equity markets had been depressed.

Final Dividend

In view of the difficult trading conditions and in light of the substantial restructuring programme being undertaken by the Group, the Board has decided that no final dividend will be paid for the year. This decision was announced on February 5th. The interim dividend of 7.4 pence per Ordinary share was paid on January 7th 2002. It is the intention of the Board to return to a policy of progressive dividend payments when circumstances permit.

Outlook

Our markets have generally stabilized compared to the second half of 2001, but we continue to view the immediate future with caution.

We have shown our ability to produce organic growth when markets permit and to generate cash from our businesses during challenging times. We are continuing this strong focus on cash management. We continue to work aggressively to reduce our operating cost base, which will underpin the Group's ability to grow profitably in the future. We have also continued to invest in a number of new technologies that will provide a springboard to future value growth.

Our businesses enjoy strong positions in the markets in which they operate. When global markets recover we are confident in our ability to capitalise on this recovery and to demonstrate a return to profitable organic growth.

12 March 2002

Dr Bruce Farmer CBE, Chairman
Ian Norris, Group Chief Executive
On behalf of the Board

Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

Registered in England No. 286773

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 4 JANUARY 2002

	Note	2001 Total £m
Turnover		
Continuing operations		987.4
Acquisitions		33.7
Discontinued operations		3.4
Group turnover	1	1,024.5
Other operating income		4.0
		1,028.5
Operating profit before goodwill amortisation		
Continuing operations		63.9
Acquisitions		0.7
Discontinued operations		(0.3)
		64.3
Goodwill amortisation		(7.7)

	Note	2001
Operating profit		
Continuing operations		57.9
Acquisitions		(1.0)
Discontinued operations		(0.3)
Group operating profit	1	56.6
Corporate exceptional items		
Discontinued operations		
-Profit on sale of businesses		-
-Loss on sale of businesses		-
Continuing operations		
-Disposal of fixed assets		(6.4)
-Loss on partial disposal of business		(8.5)
-Loss on closure of business		(2.7)
	3	(17.6)
Profit on ordinary activities before interest and taxation		39.0
Net finance charges and similar items		(19.2)
Profit on ordinary activities before taxation		19.8
Taxation	4	(12.5)
Profit on ordinary activities after taxation		7.3
Equity minority interest		(1.4)
Net profit attributable to The Morgan Crucible Company plc		5.9
Preference dividends on non-equity shares	5	(2.1)
Ordinary dividends on equity shares	5	(17.2)
Retained (loss)/profit for the year		(13.4)

Earnings per share (Note 6)	2001			
	Before goodwill amortisation	After goodwill amortisation	Before goodwill amortisation	After go amor
- underlying	13.0p	9.0p	25.0p	
- basic	5.0p	2.0p	27.6p	
- diluted	-	2.0p	-	
- underlying diluted	-	9.2p	-	

Restated comparatives exclude operating exceptionals with earnings per share consequently adjusted.

CONSOLIDATED BALANCE SHEET AS AT 4 JANUARY 2002

	2001 £m	2000 £m
Fixed assets		
Intangible assets - goodwill	138.4	112.6
Tangible assets	490.3	493.4
Investment in associated undertakings	1.2	-
Other investments	21.9	18.5
	651.8	624.5
Current assets		
Stocks	185.0	196.4
Debtors - due within one year	199.4	228.6
- due after one year	23.8	24.2
Total debtors	223.2	252.8
Cash at bank and in hand	72.7	93.6
	480.9	542.8
Creditors - amounts falling due within one year		

	321.6	400.8
Net current assets/(liabilities)	159.3	142.0
Total assets less current liabilities	811.1	766.5
Creditors - amounts falling due after more than one year		
Borrowings	255.2	181.2
Exchangeable redeemable preference shares	4.5	7.5
Grants for capital expenditure	1.5	1.8
	261.2	190.5
Provisions for liabilities and charges	106.6	114.8
	367.8	305.3
NET ASSETS	443.3	461.2
Capital and reserves		
Equity shareholders' funds		
Called up share capital	58.0	58.0
Share premium account	44.4	44.3
Revaluation reserve	10.4	11.2
Other reserves	1.4	1.6
Profit and loss account	287.6	301.6
	401.8	416.7
Non-equity shareholders' funds		
Called up share capital	30.3	30.3
	432.1	447.0
Minority interest		
Equity	11.1	14.1
Non-equity	0.1	0.1
	11.2	14.2
CAPITAL EMPLOYED	443.3	461.2

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001 £m	2000 £m
Net profit attributable to shareholders	5.9	60.4
Foreign currency translation	(1.4)	8.3
Total recognised gains and losses relating to the year	4.5	68.7

CONSOLIDATED CASHFLOW STATEMENT FOR THE YEAR ENDED 4 JANUARY 2002

		2001		2000
	£m	£m	£m	£m
Net cash inflow from operating activities		109.4		114.8
Returns on investments and servicing of finance				
Interest received	3.2		9.6	
Interest paid	(22.9)		(25.8)	
Preference dividends paid	(2.1)		(2.1)	
Net cash outflow from returns on investments				

and servicing of finance		(21.8)		(18.3)
Taxation		(14.1)		(18.7)
Capital expenditure and financial investments				
Purchase of tangible fixed assets	(57.6)		(70.9)	
Insurance proceeds on sale of tangible fixed assets	-		4.4	
Other proceeds on sale of tangible fixed assets	13.6		4.0	
Purchase of investments	(5.7)		(11.6)	
Disposal of investments	0.4		-	
Net cash outflow from capital expenditure and financial investments		(49.3)		(74.1)
Acquisitions and disposals				
Acquisition of subsidiary undertakings	(41.5)		(5.6)	
Net cash acquired	(0.6)		-	
Deferred consideration for prior year acquisitions	(3.8)		(3.7)	
Disposal of businesses	(3.8)		63.4	
Net cash (outflow)/inflow from acquisitions & disposals		(49.7)		54.1
Equity dividends paid		(36.9)		(36.9)
Cash (outflow)/inflow before use of liquid resources and financing		(62.4)		20.9
Management of liquid resources		24.1		79.4
Financing				
Increase in share capital	0.1		0.2	
Increase in bank loans	89.6		66.4	
Repayment of bank loans	(42.4)		(181.6)	
Repurchase of exchangeable redeemable preference shares	(4.1)		(5.2)	
		43.2		(120.2)
Net increase/(decrease) in cash in the year		4.9		(19.9)

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET BORROWINGS

Net increase/(decrease) in cash in the year	4.9	(19.9)
Cashflow from (increase)/decrease in loans	(47.2)	115.2
Cashflow from (decrease)/ increase in deposits	(24.1)	(79.4)
Cashflow from repurchase of exchangeable redeemable preference shares	4.1	5.2
Change in net borrowings resulting from cashflows	(62.3)	21.1
Issue of exchangeable redeemable preference shares	(1.1)	(0.3)
Bank loans acquired with acquisitions	(0.7)	-
Bank loans reduced with disposals	8.6	-
Exchange movement	(0.6)	(8.5)

Movement in net borrowings during the period	(56.1)	12.3
Opening net borrowings	(220.0)	(232.3)
Closing net borrowings	(276.1)	(220.0)

CONSOLIDATED FREE CASHFLOW

	2001 £m
Net cash inflow from operating activities	109.4
Net interest paid	(19.7)
Taxation	(14.1)
Cash earnings	75.6
Dividends paid	(39.0)
Post dividend cashflow	36.6
Net capital expenditure	(57.6)
Proceeds on sale of tangible fixed assets	13.6
Free cashflow	(7.4)

Reconciliation of operating profit to net cash inflow from operating activities		2001				2
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	To
Operating profit	56.9	(0.3)	56.6	96.9	1.7	9
Loss on closure of business	-	-	-	(1.2)	-	(
	56.9	(0.3)	56.6	95.7	1.7	9
Depreciation	48.0	-	48.0	42.4	1.1	4
Amortisation of goodwill	7.7	-	7.7	5.7	0.1	
Loss on sale/write off of plant and machinery	0.3	-	0.3	0.3	0.6	
(Increase)/decrease in stocks	6.3	0.4	6.7	(18.2)	(0.4)	(1
(Increase)/decrease in debtors	21.7	0.8	22.5	(26.1)	(0.4)	(2
Increase/(decrease) in creditors	(31.8)	(1.7)	(33.5)	23.7	(5.0)	1
Increase/(decrease) in provisions	1.1	-	1.1	(4.8)	(1.6)	(
Net cash inflow from operating activities	110.2	(0.8)	109.4	118.7	(3.9)	11

GROUP RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2001 £m	2000 £m
Net profit attributable to shareholders	5.9	60.4
Repayment of capital investment	(0.2)	-
Goodwill written back to profit and loss	-	2.4
Dividends	(19.3)	(39.0)
	(13.6)	23.8
New share capital	0.1	0.2
Foreign currency translation	(1.4)	8.3
Net increase to shareholders' funds	(14.9)	32.3

Opening shareholders' funds	447.0	414.7
Closing shareholders' funds	432.1	447.0

NOTES

1. **SEGMENTAL INFORMATION**

	Turnover 2001 £m	Turnover 2000 £m	Operating profit 2001 £m	Operating profit 2000 £m
Product Group				
Electrical Carbon	210.0	197.9	17.0	25.3
Magnetics	215.1	241.0	5.8	23.4
Engineered Carbon	127.3	124.9	8.4	15.8
Technical Ceramics	153.8	139.8	12.5	13.2
Insulating Ceramics	314.9	317.2	20.9	24.8
Continuing operations	1,021.1	1,020.8	64.6	102.5
Discontinued operations	3.4	30.3	(0.3)	1.9
	1,024.5	1,051.1	64.3	104.4
Goodwill amortisation			(7.7)	(5.8)
Group operating profit			56.6	98.6

The unallocated assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operation in 2001 is the Aerotech business of MBM.

Geographical Area

The analysis shown below is based on the location of the contributing companies:

	Turnover 2001 £m	Turnover 2000 £m	Operating profit 2001 £m	Operating profit 2000 £m
United Kingdom				
Sales in the UK	48.5	53.1		
Sales overseas	67.6	70.9		
Total United Kingdom	116.1	124.0	4.4	6.6
Rest of Europe	402.5	391.7	25.3	39.2
The Americas	469.3	478.3	24.9	42.4
Far East and Australasia	108.6	117.0	8.1	12.3
Middle East and Africa	11.3	11.6	1.9	2.0
	1,107.8	1,122.6	64.6	102.5
Discontinued operations	3.4	30.3	(0.3)	1.9
Inter-segment sales	(86.7)	(101.8)		
	1,024.5	1,051.1	64.3	104.4
Goodwill amortisation			(7.7)	(5.8)
Group operating profit			56.6	98.6

	Turnover 2001 £m	Turnover 2000 £m
The analysis shown below is based on the location of the		

customer:

United Kingdom	73.9	76.9
Rest of Europe	344.5	326.3
The Americas	434.0	442.4
Far East and Australasia	150.5	157.8
Middle East and Africa	18.2	17.4
	1,021.1	1,020.8
Discontinued operations	3.4	30.3
	1,024.5	1,051.1

2. **OPERATING EXCEPTIONALS**

No costs have been treated as operating exceptionals.

3. **CORPORATE EXCEPTIONAL ITEMS**

The corporate exceptional items mainly relate to the partial disposal of Shinagawa (21%) and various property disposals.

4. **TAXATION**

	2001 £m	2000 £m
United Kingdom tax	10.2	14.9
Overseas tax	2.3	15.6
Total taxation	12.5	30.5

Overseas tax includes £0.1 million (2000: £5.0 million) charged on corporate exceptional losses of £15.0 million (2000: profits of £17.0 million). United Kingdom tax includes a tax credit of £0.1 million (2000: £1.0 million credit) arising on corporate exceptional losses of £2.6 million (2000: £6.8 million).

5. **DIVIDENDS**

		2001 £m	2000 £m
Interim:	7.4p per Ordinary share (2000: 7.4p)	17.2	17.2
Proposed final:	0.0p per Ordinary share (2000: 8.5p)	-	19.7
Total:	7.4p per Ordinary share (2000: 15.9p)	17.2	36.9
Preference dividends on non-equity shares		2.1	2.1
		19.3	39.0

6. **EARNINGS PER ORDINARY SHARE**

a. Basic and underlying earnings per share

	2001		2000	
	Before goodwill amortisation £m	After goodwill amortisation £m	Before goodwill amortisation £m	After goodwill amortisation £m
Profit after tax and minority interest	13.6	5.9	66.2	60.4
Preference Dividend	(2.1)	(2.1)	(2.1)	(2.1)
Basic earnings	11.5	3.8	64.1	58.3
Adjusted by all post tax corporate exceptional items	17.6	17.6	(6.2)	(6.2)
Underlying earnings	29.1	21.4	57.9	52.1

Weighted average of ordinary shares		231,958,292		231,884,681
Basic earnings per share	5.0p	2.0p	27.6p	25.1p
Underlying earnings per share	13.0p	9.0p	25.0p	22.5p

The Directors have disclosed an underlying earnings per share as, in their opinion, this better reflects the real performance of the Group and assists comparison with the results of earlier years.

b. Diluted earnings

	2001	2000
	£m	£m
Basic earnings	3.8	58.3
Preference dividend to be eliminated on conversion of preference shares	-	2.1
Diluted earnings	3.8	60.4
Adjusted by all post tax exceptional items	17.6	(6.2)
Underlying diluted earnings	21.4	54.2

Weighted average number of Ordinary shares	231,958,292	231,884,681
Dilutive effect of share option schemes	292,752	261,705
Dilutive effect if Preference shares converted	-	10,259,858
Weighted average number of diluted shares	232,251,044	242,406,244
Diluted earnings per share	2.0p	24.9p
Diluted underlying earnings per share	9.2p	22.4p

7. **CURRENT LIABILITIES**

Current liabilities include bank loans and overdrafts of £89.1 million (2000: £124.9 million)

The financial information contained in this Preliminary Statement does not amount to statutory accounts for the Company's financial years ended 4 January 2002 and 4 January 2001. It has been approved by the Board of Directors on 11 March 2002 and has been prepared on a consistent basis with the accounting policies set out in the Group's 2001 annual report and accounts. Statutory accounts for the year ended 4 January 2001 have been filed with the Registrar of Companies and the statutory accounts for the year ended 4 January 2002 are expected to be filed immediately following the Annual General Meeting of the Company in June 2002.

This Preliminary statement will be dispatched to all registered holders of Ordinary shares and Preference shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP.

END